Exhibit 99.7

F. Porter Stansberry
1001 N. Charles St., Fourth Floor
Baltimore, Maryland 21201

September 8, 2023

Board of Directors of MarketWise, Inc.
c/o Mark Gerhard, Chair
1125 N. Charles Street
Baltimore, MD 21201

Dear Members of the Board of Directors:

I greatly appreciate your invitation to join the board of directors of MarketWise Inc.

Given my strident criticism of the prior board and my recent criticism of the company’s results, both Amber and I thought it wise to memorialize where we have reached agreement regarding the company.

Amber and the entire board unanimously support my joining the board. I am likewise eager to work with Amber and the board to improve the company’s results. I recognize that I am no longer the executive chairman of the company — only one of ten board members. All final decisions about the company’s operations will be Amber's to make, in consultation with the whole board.

Amber and I have spoken in detail about reducing the company’s overhead expenses, including the need to review our products and processes to determine where cuts can be made to increase efficiency, without compromising the company’s ability to serve our customers. We are of the same mind about what needs to be done.

I look forward to serving the board in many ways, but a particular focus will be corporate communications with investors. Amber and I have spoken at length about our mutual desire for MarketWise to be a company that’s able to “show” investors excellent results, thus reducing the need to “tell” them anything. We plan to work together to make sure that our quarterly earnings releases and our annual report contain all of the information we’d want to know about the business if our roles were reversed with our shareholders. I intend to make sure that all investors have the information required to make well-reasoned estimates of the company’s intrinsic value on a per-share basis.

I have agreed to stop selling shares through at least the end of this year and, pending changes to the company’s capital allocation policy, my strong preference would be to resume buying shares, not selling them. I, speaking only for myself, do not believe our company has yet demonstrated its earnings power as a public company or its singular ability to grow rapidly with very little capital investment. I am optimistic that working together, we can return the company to its previous benchmarks.

While I understand that dividend policy is a decision of the whole board, I have spoken with Amber about my strong desire to see the company begin paying out the majority of our earnings in the form of cash dividends. Increasing dividend payments, along with a return to revenue growth, would position the company as both a high growth and a high return on equity business. This would demonstrate, in the most effective way possible, the incredible economics of our company. Amber and I agree that paying dividends should be a priority of the company’s capital allocation strategy.

We have mutually pledged not to disparage each other, publicly or privately. But I willingly pledge more: I pledge my full support to Amber and will remain her ally on our board. I know how much Amber’s loyalty and effort meant to me when I was running the company. For more than a decade Amber was one of my most important and effective business partners. We, along with a handful of other senior executives, built this company and, in doing so, enjoyed some of the most rewarding years of our careers. I would not join the board if I did not believe that Amber was the right executive to restore the company’s results and its culture.

MarketWise and Porter & Co. will immediately resume our co-promotional efforts, as our publishers see fit. These ‘arms-length’ marketing agreements are executed using industry standard terms and in accordance with MarketWise’s ethical policies (including the approval of the Audit Committee). It is my hope that these arrangements will produce a significant amount of revenue for MarketWise going forward. I remain willing to sell Porter & Co. to MarketWise at a private market multiple at any time, should the board desire such a transaction, although no such transaction is currently anticipated and no such transaction is required to ensure my full cooperation with the board.

I have agreed to drop all further legal action in regards to the company’s July 2021 merger with Ascendant Digital Acquisition Corporation and the warrant redemption which followed that transaction.

Sincerely,

/s/ F. Porter Stansberry

F. Porter Stansberry
Founder, Marketwise